Exhibit 99.1

MOGU Announces Third Quarter Fiscal Year 2019 Unaudited Financial Results

HANGZHOU, China, February 25, 2019 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading online fashion and lifestyle destination in China, today announced its unaudited financial results for the third quarter of fiscal year 2019 ended December 31, 2018.

Third Quarter Fiscal Year 2019 Highlights

•	Gross Merchandise Value (GMV1) for the twelve-month period ended December 31, 2018 was RMB16,978 million (US$2,469 million2), an increase of 21.5% year-over-year.

•	Total revenues were RMB367.2 million (US$53.4 million), an increase of 20.3% year-over-year.

•	Active buyers[3] in the twelve-month period ended December 31, 2018 increased to 34.5 million from 33.9 million during the same period last year

•

Live Video Broadcast business continued to grow strongly with associated GMV increasing 177.8% year-over-year and average Mobile MAUs who clicked on a live video broadcast in the twelve-month period ended December 31, 2018 increasing 43.6%.

“We recorded healthy growth during the quarter with total GMV increasing 21.5% in the twelve-month period ended December 31, 2018, driven primarily by strong growth in our live video broadcast business.” commented by Mr. Qi Chen, Chairman and Chief Executive Officer of MOGU. “Live video broadcast not only provides users with a more fun, engaging, and interactive fashion discovery experience, but also allows us to gather data on current fashion trends and what users want which allows us to create a more efficient fashion industry value chain. As we continue enriching the fashion content on our platform and serving more users, merchants and influencers, our focus will expand to include optimizing and elevating the supply chain for fashion products. While this will be a difficult challenge, we strongly believe that these efforts will greatly benefit all participants across our ecosystem.”

[1]

GMV refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aimed at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

[2]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2018, which was RMB6.8755 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[3]

“Active buyers” refers to registered user accounts that placed one or more orders on MOGU’s platform in a given period, regardless of whether the products are sold, delivered or returned. If a buyer registered two or more user accounts on MOGU’s platform and placed orders on its platform through each of those registered user accounts, the number of active buyers would, under this methodology, be counted as the number of registered user accounts that such buyer used to place the orders.

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Ms. Helen Wu, Chief Financial Officer, commented, “We generated total revenues of RMB367.2 million during the quarter, an increase of 20.3% year-over-year and 57.2% sequentially. Our loss from operations improved to RMB97.7 million (US$14.2 million) during the quarter from RMB202.5 million during the same period last year. Our net loss also improved to RMB42.2 million (US$6.1 million) during the quarter from RMB156.1 million during the same period last year. We will continue to execute our strategy which focuses on growing our live video broadcast and prime services offering businesses for merchants which carry higher commission rates and will further drive revenue growth.”

Third Quarter Fiscal Year 2019 Financial Results

Total revenues increased 20.3% to RMB367.2 million (US$53.4 million) from RMB305.2 million during the same quarter of fiscal year 2018. The increase was primarily attributable to increases in commission revenues and other revenues, which were partially offset by a decrease in revenues from marketing services.

•

Revenues from marketing services decreased by 9.6% to RMB131.4 million (US$19.1 million) from RMB145.4 million in the same period of fiscal year 2018, primarily due to the Company’s decision to strategically increase its focus on the live video broadcast businesses as an effective and efficient content format to improve user engagement and experience, which affected the amount of marketing service properties available on MOGU’s platform and the number of its marketing services customers.

•

Commission revenues increased by 34.7% to RMB175.6 million (US$25.5 million) from RMB130.3 million in the same period of fiscal year 2018, primarily attributable to the growth in GMV and a slightly higher average commission rate.

•	Other revenues increased by 104.6% to RMB60.2 million (US$8.8 million) from RMB29.4 million in the same period of fiscal year 2018, primarily attributable to the growth in online direct sales.

Total costs and expenses decreased by 8.4% to RMB464.9 million (US$67.6 million) from RMB507.6 million in the same period of fiscal year 2018, primarily due to decreases in amortization of intangible assets, research and development expenses and sales and marketing expenses, which were partially offset by increased cost of revenues and general and administrative expenses.

Cost of revenues increased by 21.1% to RMB100.4 million (US$14.6 million) from RMB82.9 million in the same period of fiscal year 2018, primarily due to costs associated with increased online direct sales as part of the Company’s trial launch of its beauty product online direct sales business.

Sales and marketing expenses decreased by 8.6% to RMB204.7 million (US$29.8 million) from RMB223.9 million in the same period of fiscal year 2018, primarily due to lower spending on customer incentive programs as the Company further refines its sales and marketing strategies.

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Research and development expenses decreased by 22.2% to RMB55.3 million (US$8.0 million) from RMB71.0 million in the same period of fiscal year 2018, primarily due to a decrease in payroll costs associated with lower employee headcount as the Company continues to optimize its organizational structure.

General and administrative expenses increased by 110.2% to RMB47.9 million (US$7.0 million) from RMB22.8 million in the same period of fiscal year 2018, primarily due to an increase in share-based compensation expenses.

Amortization of intangible assets decreased by 39.3% to RMB66.6 million (US$9.7 million) from RMB109.8 million in the same period of fiscal year 2018, primarily due to a decrease in amortization of the intangible assets of an acquired company which was fully amortized in February 2018 and was partially offset by an increase in the amortization of the intangible assets recorded as a result of the new business cooperation agreement MOGU entered into with Tencent in July 2018.

Other net income increased by 265.4% to RMB10.0 million (US$1.5 million) from RMB2.7 million in the same period of fiscal year 2018, primarily due to a government grant the Company received during the quarter.

Loss from operations was RMB97.7 million (US$14.2 million), compared to loss from operations of RMB202.5 million in the same period of fiscal year 2018.

Interest income was RMB7.7 million (US$1.1 million), compared to interest income of RMB8.1 million in the same period of fiscal year 2018.

Share of results of equity investee was RMB14.8 million (US$2.2 million) for the period.

Net loss was RMB42.2 million (US$6.1 million), compared to RMB156.1 million in the same period of fiscal year 2018.

Adjusted EBITDA4 was negative RMB5.3 million (US$0.8 million), compared to negative RMB73.1 million in the same period of fiscal year 2018.

Adjusted net profit5 was RMB13.7 million (US$2.0 million), compared to net loss of RMB81.7 million in the same period of fiscal year 2018.

Basic and diluted loss per ADS were RMB4.03 (US$0.59) and RMB4.03 (US$0.59), respectively, compared with RMB15.02 and RMB15.02, respectively, in the same period of fiscal year 2018. One ADS represents 25 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB1,614.2 million (US$234.8 million) as of December 31, 2018, compared with RMB1,355.4 million as of March 31, 2018.

[4]

Adjusted EBITDA represents net loss before (i) interest income, gain on deconsolidation of a subsidiary, income tax benefits, gain from investment disposals and share of results of equity investee, and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[5]

Adjusted net profit/(loss) represents net loss excluding (i) gain of deconsolidation of a subsidiary, (ii) gain from investment disposals, (iii) share-based compensation expenses, (iv) amortization of intangible assets, (v) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

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Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Monday, February 25, 2019 (8:30 p.m. Beijing/Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1 647 689 5649
Mainland China, North:	+86 108 007 141 191
Mainland China, South:	+86 108 001 401 195
United States:	+1 877 824 0239
Hong Kong:	+852 800 901 563
Passcode:	Mogu

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on March 4, 2019.

Dial-in numbers for the replay are as follows:

International:	+1 416 621 4642
United States:	+1 800 585 8367
Passcode:	9478068

A live and archived webcast of the conference call will be available on the Investor Relations section of MOGU’s website at http://ir.mogu-inc.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as Adjusted EBITDA and Adjusted net profit/(loss), as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, gain on deconsolidation of a subsidiary, income tax benefits, gain from investment disposals, share of results of equity investee, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net profit/(loss) as net loss excluding gain of deconsolidation of a subsidiary, gain from investment disposals, share-based compensation expenses, amortization of intangible assets, and adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

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The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading online fashion and lifestyle destination in China. MOGU provides young people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. Through innovative use of content, MOGU’s platform provides a vibrant and dynamic community for people to discover and share the latest fashion trends with others, and offers users a truly comprehensive shopping experience.

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For more information on MOGU, please visit: http://ir.mogu-inc.com.

For investor and media inquiries, please contact:

MOGU Inc.

Qi Feng

Phone: +86-571-8530-8201

E-mail: ir@mogu-inc.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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MOGU INC.

Unaudited Interim Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of December 31,
	2018	2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,224,393	1,266,172	184,157
Restricted cash	1,004	1,005	146
Short-term investments	130,000	347,000	50,469
Inventories, net	110	4,663	678
Loan receivables, net	104,247	131,346	19,103
Prepayments and other current assets	188,862	163,341	23,757
Amounts due from related parties	7,179	862	125

Total current assets	1,655,795	1,914,389	278,435

Non-current assets:
Property, equipment and software, net	16,511	11,176	1,625
Intangible assets, net	116,770	1,038,642	151,064
Goodwill	1,568,653	1,568,653	228,151
Investments	201,037	220,204	32,027
Other non-current assets	18,755	9,265	1,348

Total non-current assets	1,921,726	2,847,940	414,215

Total assets	3,577,521	4,762,329	692,650

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Accounts payable	12,270	16,509	2,401
Salaries and welfare payable	20,654	50,760	7,383
Advances from customers	37	1,385	201
Taxes payable	8,523	6,527	949
Amounts due to related parties	20,103	6,213	904
Accruals and other current liabilities	608,486	509,291	74,073

Total current liabilities	670,073	590,685	85,911

Non-current liabilities:
Deferred tax liabilities	25,233	8,302	1,207

Total non-current liabilities	25,233	8,302	1,207

Total liabilities	695,306	598,987	87,118

Total mezzanine equity	7,384,872	—	—

Shareholders’ (deficit)/equity
Ordinary shares	31	177	25
Statutory reserves	1,979	2,475	360
Additional paid-in capital	—	9,360,233	1,361,389
Accumulated other comprehensive (loss)/income	(3,650)	85,186	12,390
Accumulated deficit	(4,501,017)	(5,284,729)	(768,632)

Total MOGU Inc. shareholders’ (deficit)/equity	(4,502,657)	4,163,342	605,532

Total shareholders’ (deficit)/equity	(4,502,657)	4,163,342	605,532

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,577,521	4,762,329	692,650

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the three months ended December 31,			For the nine months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Marketing services revenues	145,380	131,396	19,111	400,253	324,449	47,189
Commission revenues	130,336	175,577	25,537	331,485	391,230	56,902
Other revenues	29,441	60,231	8,760	53,802	141,006	20,508

Total revenues	305,157	367,204	53,408	785,540	856,685	124,599
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(82,919)	(100,419)	(14,605)	(241,739)	(252,734)	(36,759)
Sales and marketing expenses	(223,886)	(204,721)	(29,775)	(628,727)	(565,529)	(82,253)
Research and development expenses	(71,017)	(55,252)	(8,036)	(219,778)	(179,236)	(26,069)
General and administrative expenses	(22,779)	(47,886)	(6,965)	(77,795)	(121,574)	(17,682)
Amortization of intangible assets	(109,755)	(66,633)	(9,691)	(329,241)	(149,862)	(21,797)
Other income, net	2,735	9,993	1,453	10,367	6,141	893

Loss from operations	(202,464)	(97,714)	(14,211)	(701,373)	(406,109)	(59,068)
Interest income	8,130	7,724	1,123	27,132	24,422	3,552
Gain of deconsolidation of a subsidiary	13,592	—	—	13,592	—	—
Gain from investment disposals	—	31,236	4,543	—	31,236	4,543

Loss before income tax and share of results of equity investees	(180,742)	(58,754)	(8,545)	(660,649)	(350,451)	(50,973)
Income tax benefits	24,651	1,778	259	76,670	12,355	1,797
Share of results of equity investee	—	14,816	2,155	—	(7,394)	(1,075)

Net loss	(156,091)	(42,160)	(6,131)	(583,979)	(345,490)	(50,251)

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the three months ended December 31,			For the nine months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to non-controlling interests	111	—	—	116	—	—

Net loss attributable to MOGU Inc.	(156,202)	(42,160)	(6,131)	(584,095)	(345,490)	(50,251)
Accretion on convertible redeemable preferred shares to redemption value	(174,756)	(139,262)	(20,255)	(507,646)	(509,903)	(74,162)
Deemed dividend to holders of mezzanine equity	—	—	—	—	(89,076)	(12,956)

Net loss attributable to MOGU Inc’s ordinary shareholders	(330,958)	(181,422)	(26,386)	(1,091,741)	(944,469)	(137,369)

Net loss	(156,091)	(42,160)	(6,131)	(583,979)	(345,490)	(50,251)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	(13,727)	3,340	486	(48,634)	82,497	11,999
Share of other comprehensive income/(loss) of equity method investee	—	34	5	—	(110)	(16)
Unrealized securities holding gains, net of tax	472	3,197	465	3,953	6,449	938

Total comprehensive loss	(169,346)	(35,589)	(5,175)	(628,660)	(256,654)	(37,330)
Total comprehensive loss attributable to non-controlling interests	111	—	—	116	—	—

Total comprehensive loss attributable to MOGU Inc.	(169,457)	(35,589)	(5,175)	(628,776)	(256,654)	(37,330)

Net loss attributable to MOGU Inc’s ordinary shareholders	(330,958)	(181,422)	(26,386)	(1,091,741)	(944,469)	(137,369)

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the three months ended December 31,			For the nine months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net loss per share attributable to ordinary shareholders
Basic	(0.60)	(0.16)	(0.02)	(1.98)	(1.21)	(0.18)
Diluted	(0.60)	(0.16)	(0.02)	(1.98)	(1.21)	(0.18)
Net loss per ADS
Basic	(15.02)	(4.03)	(0.59)	(49.55)	(30.25)	(4.40)
Diluted	(15.02)	(4.03)	(0.59)	(49.55)	(30.25)	(4.40)
Weighted average number of shares used in computing net loss per share
Basic	550,825,006	1,126,645,958	1,126,645,958	550,797,978	780,640,722	780,640,722
Diluted	550,825,006	1,126,645,958	1,126,645,958	550,797,978	780,640,722	780,640,722
Share-based compensation expenses included in:
Cost of revenues	1,179	3,568	519	3,483	10,465	1,522
General and administrative expenses	1,085	12,894	1,875	2,951	39,405	5,731
Sales and marketing expenses	533	2,074	302	1,937	6,209	903
Research and development expenses	1,653	4,647	676	4,617	13,107	1,907

	4,450	23,183	3,372	12,988	69,186	10,063

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	Three months ended December 31,			Nine months ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in) / provided by operating activities	(125,028)	29,128	4,236	(177,833)	(235,270)	(34,219)
Net cash provided by/(used in) investing activities	226,401	(78,646)	(11,439)	258,514	(223,379)	(32,489)
Net cash provided by financing activities	2,344	425,791	61,930	6,169	437,955	63,698
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(13,392)	(1,566)	(228)	(48,299)	62,474	9,086

Net increase in cash and cash equivalents	90,325	374,707	54,499	38,551	41,780	6,076
Cash and cash equivalents and restricted cash at beginning of period	1,219,721	892,470	129,804	1,271,495	1,225,397	178,227

Cash and cash equivalents and restricted cash at end of period	1,310,046	1,267,177	184,303	1,310,046	1,267,177	184,303

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MOGU INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the three months ended December 31,			For the nine months ended December 31,
		2017	2018		2017	2018
		RMB	RMB	US$	RMB	RMB	US$
	Net loss	(156,091)	(42,160)	(6,131)	(583,979)	(345,490)	(50,251)
Less:	Share of result of equity investees	—	(14,816)	(2,155)	—	7,394	1,075
Less:	Income tax benefits	(24,651)	(1,778)	(259)	(76,670)	(12,355)	(1,797)
Less:	Gain from investment disposals	—	(31,236)	(4,543)	—	(31,236)	(4,543)
Less:	Gain of deconsolidation of a subsidiary	(13,592)	—	—	(13,592)	—	—
Less:	Interest income	(8,130)	(7,724)	(1,123)	(27,132)	(24,422)	(3,552)

	Loss from operations	(202,464)	(97,714)	(14,211)	(701,373)	(406,109)	(59,068)
Add:	Share-based compensation expenses	4,450	23,183	3,372	12,988	69,186	10,063
Add:	Amortization of intangible assets	109,755	66,633	9,691	329,241	149,862	21,797
Add:	Depreciation of property and equipment	15,152	2,625	382	49,259	9,780	1,422

	Adjusted EBITDA	(73,107)	(5,273)	(766)	(309,885)	(177,281)	(25,786)

	Net Loss	(156,091)	(42,160)	(6,131)	(583,979)	(345,490)	(50,251)
Less:	Gain from investment disposals	—	(31,236)	(4,543)	—	(31,236)	(4,543)
Less:	Gain of deconsolidation of a subsidiary	(13,592)	—	—	(13,592)	—	—
Add:	Share based compensation	4,450	23,183	3,372	12,988	69,186	10,063
Add:	Amortization of intangible assets	109,755	66,633	9,691	329,241	149,862	21,797
Less:	Adjusted for tax effects	(26,232)	(2,688)	(391)	(78,696)	(14,322)	(2,083)

	Adjusted net (loss)/profit	(81,710)	13,732	1,998	(334,038)	(172,000)	(25,017)

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